June 17, 2010

Mr. James E. Cashman III
President and CEO
ANSYS, Inc.
275 Technology Drive
Canonsburg, PA 15317

  Re: **ANSYS, Inc.**
     Definitive Proxy Statement on Schedule 14A
     Filed on March 26, 2010
     File No. 000-20853

Dear Mr. Cashman:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        David L. Orlic
        Staff Attorney

cc: <u>Via facsimile: (617) 523-1231</u>
   Joseph L. Johnson III, Esq.
   Goodwin Procter LLP